

Mail Stop 4546

February 15, 2017

Via E-mail
Mr. Michael Bumby
Chief Financial Officer
Merus Labs International Inc.
100 Wellington St. West
Suite 2110, P.O. Box 151
Toronto, Ontario
Canada M5K 1H1

> **Re:** **Merus Labs International Inc.**
> **Form 40-F for the Year Ended September 30, 2016**
> **Filed December 29, 2016**
> **File No. 000-30082**

Dear Mr. Bumby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Internal Control over Financial Reporting
Changes in Internal Control over Financial Reporting, page 6

1. You state that there were no changes in the your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, in your earnings call for the fourth quarter of fiscal 2016 you state that "Several operational efficiency and product optimization initiatives including a new ERP and financial planning system were advanced during the quarter. The company enhanced processes and implemented new quality management systems." Please reconcile for us the apparent contradiction to your assessment regarding changes in your internal control over financial reporting.

Exhibit 99.1
Interests of Experts, page 52

2. We note your disclosure that your auditor, MNP LLP, "…held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports." Please tell us whether MNP LLP or any of their employees beneficially owned any of your outstanding securities and, if so, how they are independent under General Instruction C. (1) of Form 40-F.

Exhibit 99.2
Report of Independent Registered Public Accounting Firm

3. Please confirm with your auditors and have them revise their opinion in future periodic filings that the financial statements are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551- 3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance